

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

Natalie Bogdanos
General Counsel and Corporate Secretary
CONTRAFECT Corp
28 Wells Avenue, Third Floor
Yonkers, New York 10701

> **Re: CONTRAFECT Corp**
> **Registration Statement on Form S-3**
> **Filed December 8, 2021**
> **File No. 333-261543**

Dear Ms. Bogdanos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Yoon